Exhibit 99.1

BRF - BRASIL FOODS S.A.

(formerly named Perdigão S.A)

Publicly Traded Company

CNPJ n° 01.838.723/0001-27

Rua Jorge Tzachel, 475

Itajaí - SC

ANNOUNCEMENT TO THE MARKET

BRF — BRASIL FOODS S.A., formerly named Perdigão S.A. (Bovespa: PRGA3; NYSE: PDA) notifies the market that it intends to transfer up to R$3,500,000,000.00 (three billion, five hundred million reais) to Sadia S/A, by the end of this year, in the form of a an advance for future capital increase (AFAC), as part of the process of honoring the maturing debt of its new subsidiary as disclosed in the Definitive Prospectus for a Public Primary Offering of Common Shares of the Company dated July 21, 2009.

Of the financial amount informed above, R$950 million (nine hundred and fifty million  reais) have already been transferred on July 27, 2009, pursuant to the Announcement to the Market published on July 28, 2009.

São Paulo, September 1st, 2009

Leopoldo Viriato Saboya

CFO and Investor Relations Officer

BRF - Brasil Foods S.A

IMPORTANT NOTICE

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may acquire securities otherwise than pursuant to the business combination, such as in open market or privately negotiated purchases.

This document is not an offering document and does not constitute an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.

Investors in American Depositary Receipts (“ADRs”) of Sadia S.A. (“SADIA”) and holders of preferred shares of SADIA are advised to read the informational document to be provided in respect of the business combination between SADIA and BRF — BRASIL FOODS S.A. (“BRF”), as it will contain important information.

U.S. investors holding common shares of SADIA are advised to read any other materials furnished by BRF to the shareholders holding common shares of SADIA regarding the business combination, as such documents contain and will contain important information. BRF expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and investors may obtain copies of such documents and any other documents filed by SADIA or BRF with the SEC on the SEC’s website: www.sec.gov. Copies of any other informational documents prepared for the holders of ADRs or U.S. shareholders holding common or preferred shares of SADIA may also be obtained free of charge from BRF, if publicly available.